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                                                               EXHIBIT 99.(a)(8)


                                        FOR FURTHER INFORMATION
                                        AT THE FINANCIAL RELATIONS BOARD
                                        George Zagoudis, Chicago 312/266-7800
                                        After 6:00 p.m. 708/705-7240
                                        Kathy Phelan, New York, NY 212/661-8030



              CPI CORP. ANNOUNCES DUTCH AUCTION SELF-TENDER OFFER
                          FOR UP TO 2,350,000 SHARES

ST.LOUIS, MO., December 9, 1997--CPI Corp. (NYSE - CPY) today announced that it is commencing today an offer to purchase up to 2,350,000 shares of common stock, or approximately 19.8% of its shares outstanding, from existing stockholders. CPI is conducting the tender offer through a procedure commonly referred to as a "Dutch Auction" tender offer in which stockholders can tender their shares at prices not in excess of $23.00 nor less than $18.00 per share. The offer expires at 12:00 midnight, New York City time on January 7, 1998.

Questions and requests for assistance or for copies of the Offer of Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers listed below.

CPI is a consumer services company operating approximately 1,200 retail locations, including 1,030 Sears Portrait Studios in the U.S., Puerto Rico and Canada and 157 Prints Plus wall decor stores.

INFORMATION AGENT:                          DEALER MANAGER:
MacKenzie Partners, Inc.                    Credit Suisse First Boston
156 Fifth Avenue                            Eleven Madison Avenue
New York, NY 10010                          New York, NY 10010
(800) 322-2885                              (800) 881-8320